PROSPECTUS Dated March 29, 1995                   Pricing Supplement No. 54 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 33-57833
Dated March 29, 1995                                         February 28, 1996
                                                                Rule 424(b)(3)
                                  $25,000,000

                           Morgan Stanley Group Inc.

                          MEDIUM-TERM NOTES, SERIES C
                     EQUITY LINKED NOTES DUE JUNE 23, 1999

                                  ____________


The Equity Linked Notes due June 23, 1999 (the "Notes") are Medium-Term Notes, Series C of Morgan Stanley Group Inc. (the "Company"), as further described herein and in the Prospectus Supplement under "Description of Notes - Fixed Rate Notes" and " - Notes Linked to Commodity Prices, Equity Indices or
Other Factors." The Notes are being issued in minimum denominations of $1,000 and will mature on June 23, 1999 (the "Maturity Date"). There will be no periodic payments of interest on the Notes. The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date.

At maturity, the holder of each Note will receive the par amount of such Note ($1,000) ("Par") plus an amount (the "Supplemental Redemption Amount") based on the percentage increase, if any, in the Final Average Index Value (as defined herein) of the S&P 500 Composite Stock Price Index (the "S&P 500 Index"), as calculated by Standard & Poor's, A Division of the McGraw-Hill Companies, Inc. ("S&P"), over the Initial Index Value (as defined herein), as further described in this Pricing Supplement. The Supplemental Redemption Amount, if any, payable with respect to each Note at maturity will equal the product of (i) the par amount of such Note and (ii) a fraction the numerator of which shall be the Final Average Index Value less the Initial Index Value and the denominator of which shall be the Initial Index Value. The Supplemental Redemption Amount cannot be less than zero. The Initial Index Value has been set to equal 653.50. The Final Average Index Value will equal the arithmetic average of the closing S&P 500 Index values on each of January 11, 1999, February 9, 1999, March 9, 1999, April 9, 1999, May 10, 1999 and
June 9, 1999 (the "Determination Dates"), except in the case of certain Market Disruption Events (as defined herein). If the Final Average Index Value is equal to or less than the Initial Index Value, the holder of each Note will be repaid the par amount of such Note, but will not receive any Supplemental Redemption Amount.

For information as to the calculation of the Supplemental Redemption Amount, and certain tax consequences to beneficial owners of the Notes, see "Supplemental Redemption Amount," "Final Average Index Value," "Determination Dates" and "United States Federal Taxation" in this Pricing Supplement.

The Company will cause the "Supplemental Redemption Amount" to be determined by Morgan Stanley & Co. Incorporated (the "Calculation Agent") for Chemical Bank, as Trustee under the Senior Debt Indenture.

An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-5 through PS-7 herein.

                                  ----------
                                  PRICE 100%
                                  ----------

              Price to Public    Agent's Commissions(1)    Proceeds to Company
              ---------------    ----------------------    -------------------

 Per Note.         100%                   .35%                   99.65%
 Total....      $25,000,000             $87,500                $24,912,500

_______________

(1) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.
Capitalized terms not defined above have the meanings given to such terms in the accompanying Prospectus Supplement.

                             MORGAN STANLEY & CO.
                                    Incorporated


Principal Amount:..............  $25,000,000

Maturity Date:.................  June 23, 1999

Interest Rate:.................  0.00%

Specified Currency:............  U.S. Dollars

Issue Price:...................  100%

Settlement Date (Original
Issue Date):...................  March 6, 1996

Book Entry Note or
Certificated Note:.............  Book Entry

Senior Note or Subordinated
Note:..........................  Senior

Minimum Denominations:.........  $1,000

Trustee:.......................  Chemical Bank

Maturity Redemption Amount:....  At maturity (including as a result of acceleration or otherwise), the holder of each Note will receive the par amount of such Note ($1,000) ("Par") plus the Supplemental Redemption Amount, if any.

Supplemental Redemption
Amount:........................  The Supplemental Redemption Amount, if any,
                                 payable with respect to each Note at maturity shall be an amount equal to the product of
                                 (i) the par amount of such Note and (ii) a fraction the numerator of which shall be the Final Average Index Value less the Initial Index Value and the denominator of which shall be the Initial Index Value. The Supplemental Redemption Amount shall not be less than zero. The Supplemental Redemption Amount is described by the following formula:

                                 Par x (Final Average Index Value - Initial
                                                   Index Value)
                                       ---------------------------------------
                                                Initial Index Value

                                 The Company shall cause the Calculation Agent to provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the Supplemental Redemption Amount, on or prior to 11:00 a.m. on the second Business Day preceding the Maturity Date. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below.

                                 All percentages resulting from any
                                 calculation with respect to the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and
                                 all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Initial Index Value:...........  The Initial Index Value is 653.50.

Final Average Index Value:.....  The Final Average Index Value shall be the arithmetic average of the Index Closing
                                 Values (as defined below) on each of the Determination Dates, as determined by the Calculation Agent.

Index Closing Value:...........  The Index Closing Value, as of any
                                 Determination Date, will equal the closing value of the S&P 500 Index or any Successor Index (as defined below) at the regular official weekday close of trading on such Determination Date. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation."

                                 References herein to the S&P 500 Index shall be deemed to include any Successor Index, unless the context requires otherwise.

Trading Day:...................  A day on which trading is generally conducted
                                 (i) on the New York Stock Exchange ("NYSE"), the American Stock Exchange, Inc. ("AMEX"), and the NASDAQ National Market ("NASDAQ NMS"),
                                 (ii) on the Chicago Mercantile Exchange and
                                 (iii) on the Chicago Board of Options
                                 Exchange, as determined by the Calculation
                                 Agent.

Determination Dates:...........  The Determination Dates shall be January 11,
                                 1999, February 9, 1999, March 9, 1999, April
                                 9, 1999, May 10, 1999 and June 9, 1999 or, if
                                 any such date is not a Trading Day, the next succeeding Trading Day, unless there is a Market Disruption Event on any such Trading Day. If a Market Disruption Event occurs on any such Trading Day, such Determination Date shall be the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred; provided that if a Market Disruption Event has occurred on each of the five Trading Days immediately succeeding any of January 11, 1999, February 9, 1999, March 9, 1999, April 9, 1999, May
                                 10, 1999 or June 9, 1999, as the case may be, then (i) such fifth succeeding Trading Day will be deemed to be the relevant Determination Date, notwithstanding the occurrence of a Market Disruption Event on such day and (ii) with respect to any such fifth Trading Day on which a Market Disruption Event occurs, the Calculation Agent will determine the value of the S&P 500 Index on such fifth Trading Day in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Trading Day of each security most recently comprising the S&P 500 Index.

Market Disruption Event:.......  "Market Disruption Event"  means, with respect to the S&P 500 Index:

                                 (i) a suspension, absence or material
                                 limitation of trading of 100 or more of the securities included in the S&P 500 Index on the primary market for such securities for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the S&P 500 Index during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                 (ii) a determination by the Calculation Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred:  (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption
                                 Event, (3) limitations pursuant to New York
                                 Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a Market Disruption Event, (4) a suspension of trading in a futures or options contract on the S&P 500 Index by the primary securities market related to such contract by reason of (x) a price change exceeding limits set by such exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the S&P 500 Index and (5) an "absence of trading" on the primary market on which futures or options contracts related to the S&P 500 Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Calculation Agent:.............  Morgan Stanley & Co. Incorporated ("MS & Co.")

                                 All determinations made by the Calculation
                                 Agent shall be at the sole discretion of the Calculation Agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Average Index Value or whether a Market Disruption Event has occurred. See "Discontinuance of the S&P Index; Alteration of Method of Calculation" below and "Market Disruption Event" above.
                                 MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors:..................  An investment in the Notes entails significant risks not associated with similar investments in a conventional security, including the following.

                                 If the Final Average Index Value of the S&P
                                 500 Index does not exceed the Initial Index
                                 Value, the holders of the Notes will receive only the par amount of each Note at maturity. Because the Final Average Index Value will be based upon an average of closing values of the S&P 500 Index on specified days (the Determination Dates) during six successive months, a significant increase in the S&P 500 Index as measured on the Determination Date in the final month, or in any earlier month, may be substantially or entirely offset by the values of the S&P 500 Index on the Determination Dates in the other months.

                                 The Notes do not bear any periodic payment of interest. Because the Supplemental Redemption Amount may be equal to zero, the effective yield to maturity may be less than that which would be payable on a conventional fixed-rate debt security having the same maturity date as the Notes and issued by the Company on the Original Issue Date.

                                 The return of only the par amount of a Note at maturity will not compensate the holder for any opportunity cost implied by inflation and other factors relating to the time value of money. The percentage appreciation of the S&P 500 Index based on the Final Average Index Value over the Initial Index Value does not reflect the payment of dividends on the stocks underlying the S&P 500 Index. Therefore, in addition to the considerations regarding averaging discussed above, the yield to maturity based on the Final Average Index Value relative to the Initial Index Value will not be the same yield as would be produced if such underlying stocks were purchased and held for a similar period.

                                 The Notes will not be listed on any exchange. There can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. It is expected that the secondary market for the Notes will be affected by the creditworthiness of the Company and by a number of factors, including, but not limited to, the volatility of the S&P 500 Index, dividend rates on the stocks underlying the S&P 500 Index, the time remaining to the Determination Dates and to the maturity of the Notes and market interest rates. In addition, the Final Average Index Value depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The value of the Notes prior to maturity is expected to depend primarily on market interest rates and the extent of the appreciation, if any, of the Final Average Index Value over the Initial Index Value. If, however, the Notes are sold prior to maturity at a time when the S&P 500 Index exceeds the Initial Index Value, the sale price may be at a discount from the amount expected to be payable to the holder if such excess were to prevail on each of the Determination Dates because of the possible fluctuation of the S&P 500 Index between the time of such sale and the Determination Dates. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the par amount thereof, if, at such time, the S&P 500 Index or the Final Average Index Value, if determined, is below, equal to or not sufficiently above the Initial Index Value.

                                 The historical S&P 500 Index values should not be taken as an indication of the future performance of the S&P 500 Index during the term of the Notes. While the trading prices of the stocks underlying the S&P 500 Index will determine the value of the S&P 500
                                 Index, it is impossible to predict whether the value of the S&P 500 Index will rise or fall. Trading prices of the stocks underlying the S&P 500 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

                                 The policies of S&P concerning additions, deletions and substitutions of the stocks underlying the S&P 500 Index and the manner in which S&P takes account of certain changes affecting such underlying stocks may affect the value of the S&P 500 Index. The policies of S&P with respect to the calculation of the S&P 500 could also affect the value of the S&P 500 Index. S&P may discontinue or suspend calculation or dissemination of the S&P 500 Index. Any such actions could affect the value of the Notes. See "S&P 500 Index" and "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Average Index Value or whether a Market Disruption Event has occurred. See "Discontinuance of the S&P Index; Alteration of Method of Calculation" below and "Market Disruption Event" above.
                                 MS & Co., as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Final Average Index Value that the Calculation Agent may be required to make prior to its dissemination. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

                                 If a bankruptcy proceeding is commenced in respect of the Company, the claim of a holder of a Note may, under Section 502(b)(2) of Title 11 of the United States Code, be limited to the par amount of such Note.

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

S&P 500 Index:.................  The S&P 500 Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The "Market Value" of any Component Stock is the product of the market price per share and the number of the then outstanding shares of such Component Stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

                                 The S&P 500 Index is calculated using a
                                 base-weighted aggregate methodology: the level of the Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500 Index's base period of 1941-43 (the "Base Period").

                                 An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

                                 The actual total Market Value of the
                                 Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period value of the Index. The Index Divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index ("Index Maintenance").

                                 Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

                                 To prevent the value of the Index from
                                 changing due to corporate actions, all
                                 corporate actions which affect the total
                                 Market Value of the Index require an Index
                                 Divisor adjustment.  By adjusting the Index
                                 Divisor for the change in total Market Value, the value of the S&P 500 Index remains constant. This helps maintain the value of the Index as an accurate barometer of stock market performance and ensures that the movement of the Index does not reflect the corporate actions of individual companies in the Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500 Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Index Divisor adjustments.

                                 The table below summarizes the types of S&P
                                 500 Index maintenance adjustments and
                                 indicates whether or not an Index Divisor adjustment is required.

Type of Corporate                                                                         Adjustment
     Action                                Adjustment Factor                               Required
------------------                       --------------------                             -----------



  Stock split                            Shares Outstanding multiplied by 2;                   No
  (i.e. 2x1)                             Stock Price divided by 2

  Share issuance                         Shares Outstanding plus newly issued Shares          Yes
  (i.e. Change > 5%)

  Share repurchase                       Shares Outstanding minus Repurchased Shares          Yes
  (i.e. Change > 5%)

  Special cash dividends                 Share Price minus Special Dividend                   Yes

  Company change                         Add new company Market Value minus old               Yes
                                         company Market Value

  Rights offering                        Price of parent company minus                        Yes
                                          Price of Rights
                                         -----------------
                                            Right Ratio

  Spinoffs                               Price of parent company minus                        Yes
                                           Price of Spinoff Co.
                                         -----------------------------
                                           Share Exchange Ratio


                                 Stock splits and stock dividends do not
                                 affect the Index Divisor of the S&P 500
                                 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

                                 Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

                                 Post-Event Aggregate Market Value = Pre-Event
                                                                     Index
                                                                     Value
                                 ---------------------------------
                                             New Divisor

                                 New Divisor =  Post-Event Aggregate Market
                                                Value
                                                ---------------------------
                                                   Pre-Event Index Value


                                 A large part of the S&P 500 Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500 Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

Hypothetical Supplemental
Redemption Amount:.............  The following table illustrates, for a range of hypothetical Final Average Index Values, the Supplemental Redemption Amount for each $1,000 par amount of Notes.


          Hypothetical                     Hypothetical
         Final Average                Supplemental Redemption
          Index Value                    Amount
---------------------------------    -------------------------

              500.0                            $  0
              550.0                            $  0
              600.0                            $  0
              650.0                            $  0
              653.5                            $  0
              700.0                          $  71.16
              750.0                          $ 147.67
              800.0                          $ 224.18
              850.0                          $ 300.69
              900.0                          $ 377.20


                                 The above figures are for purposes of
                                 illustration only.  The actual Supplemental
                                 Redemption Amount, if any, will depend
                                 entirely on the actual Final Average Index
                                 Value.  See "Final Average Index Value" and
                                 "Supplemental Redemption Amount" above.

Discontinuance of the S&P
500 Index; Alteration of
Method of Calculation:.........  If S&P discontinues publication of the
                                 S&P 500 Index and S&P or another entity
                                 publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued S&P 500 Index (such index being referred to herein as a "Successor Index"), then the relevant Index Closing Value shall be determined by reference to the value of such Successor Index at the close of trading on the NYSE, the AMEX, NASDAQ NMS or the relevant exchange or market for the Successor Index on the Determination Dates.

                                 Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent shall cause written notice thereof to be furnished to the Trustee, to the Company and to the holders of the Notes within three Trading Days of such selection.

                                 If S&P discontinues publication of the S&P
                                 500 Index prior to, and such discontinuance is continuing on, any of the Determination Dates and the Calculation Agent determines that no Successor Index is available at such time, then on each Determination Date until the earlier to occur of (i) the Determination Date scheduled to occur on June 9, 1999 and
                                 (ii) a determination by the Calculation Agent that a Successor Index is available, the Calculation Agent shall determine the Index Closing Value that would be used in computing the Supplemental Redemption Amount on each Determination Date. The Index Closing Value shall be computed by the Calculation Agent in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Determination Date of each security most recently comprising the S&P 500 Index. The Calculation Agent shall cause notice of each such Index Closing Value to be provided to the holders of the Notes on each succeeding Determination Date until and including June
                                 9, 1999 (unless a Successor Index is prior thereto determined to be available). Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect the value of the Notes.

                                 If at any time the method of calculating the S&P 500 Index or a Successor Index, or the value thereof, is changed in a material respect, or if the S&P 500 Index or a Successor Index is in any other way modified so that such index does not, in the opinion of the Calculation Agent, fairly represent the value of the S&P 500 Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in New York City on each Determination Date on which an Index Closing Value is to be calculated, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the S&P 500 Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Supplemental Redemption Amount with reference to the S&P 500 Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500 Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent shall adjust such index in order to arrive at a value of the S&P 500 Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Alternate Determination Dates
in case of an Event of
Default:.......................  In case an Event of Default with respect to any Notes shall have occurred and be
                                 continuing, the amount declared due and
                                 payable upon any acceleration of the Notes will be determined by the Calculation Agent and will be equal to the par amount plus the Supplemental Redemption Amount determined as though each of the Determination Dates scheduled to occur on or after such date of acceleration were the date of acceleration.

Public Information:............  All disclosure contained in this Pricing
                                 Supplement regarding the S&P 500 Index,
                                 including, without limitation, its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. Neither the Company nor the Agent take any responsibility for the accuracy or completeness of such information.

Historical Information:........  The following table sets forth the high and low daily closing values, as well as
                                 end-of-quarter closing values, of the S&P 500 Index for each quarter in the period from January 1, 1991 through February 28, 1996. The historical values of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the S&P 500 Index will increase sufficiently to cause the holders of the Notes to receive any Supplemental Redemption Amount.


                                        Daily Index Closing Values
                                  -----------------------------------------
                                                                     Period
                                      High             Low             End
                                     ------          ------          ------
1991
            1st Quarter..            376.72          311.49          375.22
            2nd Quarter..            390.45          368.57          371.16
            3rd Quarter..            396.64          373.33          387.86
            4th Quarter..            417.09          375.22          417.09

1992
            1st Quarter..            420.77          403.00          403.69
            2nd Quarter..            418.49          394.50          408.14
            3rd Quarter..            425.27          409.16          417.80
            4th Quarter..            441.28          402.66          435.71

1993
            1st Quarter..            456.34          429.05          451.67
            2nd Quarter..            453.85          433.54          450.53
            3rd Quarter..            463.56          441.43          458.93
            4th Quarter..            470.94          457.48          466.45

1994
            1st Quarter..            482.00          445.55          445.76
            2nd Quarter..            462.37          438.92          444.27
            3rd Quarter..            476.07          446.13          462.71
            4th Quarter..            473.77          445.45          459.27

1995
            1st Quarter..            503.90          459.11          500.71
            2nd Quarter..            551.07          501.85          544.75
            3rd Quarter..            586.77          547.09          584.41
            4th Quarter..            621.69          576.72          615.93

1996
            1st Quarter
              (through February 28,
              1996)......            661.45          598.48          644.75


Use of Proceeds and Hedging:...  The net proceeds to be received by the
                                 Company from the sale of the Notes will be
                                 used for general corporate purposes and, in
                                 part, by the Company or one or more of its
                                 affiliates in connection with hedging the
                                 Company's obligations under the Notes,
                                 including hedging market risks associated
                                 with the Supplemental Redemption Amount.
                                 Such hedging may involve the purchase or sale of exchange traded or over the counter options on the S&P 500 Index or individual stocks included in the S&P 500 Index, futures contracts on the S&P 500 Index and options on
                                 such futures contracts.   Although the
                                 Company has no reason to believe that its hedging activity will have a material impact on the price of such options, futures contracts, and options on futures contracts, there can be no assurance that the Company will not affect such prices as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling such options, futures contracts and options on futures contracts. See also "Use of Proceeds" in the accompanying Prospectus.

License Agreement..............  S&P and MS & Co. have entered into a non-exclusive license agreement providing for the license to MS & Co., and any of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500 Index, which is owned and published by S&P, in connection with certain securities, including the Notes.

                                 The license agreement between S&P and MS &
                                 Co. provides that the following language must be set forth in this Pricing Supplement:

                                 The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Company is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the Company or the Notes. S&P has no obligation to take the needs of the Company or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

                                 S&P DOES NOT GUARANTEE THE ACCURACY AND/OR
                                 THE COMPLETENESS OF THE S&P 500 INDEX OR ANY
                                 DATA INCLUDED THEREIN.  S&P MAKES NO
                                 WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED HEREIN OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY
                                 OR FITNESS FOR A PARTICULAR PURPOSE OR USE
                                 WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                                 "Standard & Poor's[Registered]",
                                 "S&P[Registered]", "S&P 500[Registered]",
                                 "Standard & Poor's 500," and "500" are
                                 trademarks of McGraw-Hill, Inc. and have been licensed for use by MS & Co.

United States Federal
Taxation:......................  The following discussion is based on the opinion of Davis Polk & Wardwell, special tax counsel to the Company. This discussion supplements the "United States Federal Taxation" section in the accompanying Prospectus Supplement and should be read in conjunction therewith. Any limitations on disclosure and any defined terms contained therein are equally applicable to the summary below. In addition, this discussion addresses only initial holders purchasing at the Issue Price of the Notes and that do not hold the Notes as part of a hedging transaction or "straddle."

                                 The Notes will be treated as debt for United
                                 States federal income tax purposes. Although proposed Treasury regulations addressing the treatment of contingent debt instruments were issued on December 15, 1994, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of a Note, by their terms apply only to debt instruments issued on or after the 60th day after the regulations are finalized.

                                 Under general United States federal income tax principles, upon maturity of the Notes a United States Holder will recognize gain or loss equal to the difference between the amount realized by the Holder at maturity (i.e. the sum of the par amount and the Supplemental Redemption Amount received) and such Holder's tax basis in the Notes. Any loss recognized at maturity will be treated as capital loss. It is unclear under existing law whether gain recognized at maturity will be treated as ordinary or capital in character. Subject to further guidance from the Internal Revenue Service, however, the Company intends to treat such gain as interest income and to report such amounts accordingly. Prospective investors should consult with their tax advisors regarding the character of gain recognized at maturity.

                                 United States Holders that have acquired debt instruments similar to the Notes and have accounted for such debt instruments under proposed, but subsequently withdrawn, Treasury regulation Section 1.1275-4(g) may be deemed to have established a method of accounting that must be followed with respect to the Notes, unless consent of the Commissioner of the Internal Revenue Service is obtained to change such method. Absent such consent, such a Holder may be required to account for the Notes in the manner prescribed in proposed, but subsequently withdrawn, Treasury regulation Section 1.1275-4(g). The Internal Revenue Service, however, would not be required to accept such method as correct.

                                 Any gain or loss recognized on the sale or exchange of a Note prior to maturity will be treated as capital in character.

                                 There can be no assurance that the ultimate tax treatment of the Note would not differ significantly from the description herein. Prospective investors are urged to consult their tax advisors as to the possible consequences of holding the Notes.

                                 See also "United States Federal Taxation" in the accompanying Prospectus Supplement.